EXHIBIT 2


SKYMALL(R)
Easy Shopping From Your Favorite Catalogs(TM)

                                                         1520 East Pima Street
                                                         Phoenix, Arizona 85034
                                                         Office - (602) 254-9777
                                                         Fax - (602) 254-6075

Contacts:

Robert M. Worsley                                   Louise M. Kusler
Chief Executive Officer                             Director, Investor Relations
SkyMall, Inc.                                       SkyMall, Inc.
(602) 528-8620                                      (602) 528-3224
worsley@skymall.com                                 kusler@skymall.com

FOR IMMEDIATE RELEASE


                  SKYMALL, INC. ADOPTS SHAREHOLDER RIGHTS PLAN


         PHOENIX, Arizona - (September 22, 1999) - SkyMall, Inc. (NASDAQ: SKYM), announced today that the Board of Directors adopted a Preferred Stock Purchase Rights Plan designed to enable all of SkyMall's shareholders to realize the full value of their investment and to provide for fair and equal treatment for all of SkyMall's shareholders in the event that an unsolicited attempt is made to acquire SkyMall(R). The adoption of the Plan is intended as a means to guard against any potential use of takeover tactics designed to gain control of SkyMall without paying all shareholders full and fair value.

         Under the Plan, shareholders will receive one Right to purchase one one-hundredth of a share of a new series of Preferred Stock for each outstanding share of SkyMall's Common Stock held of record at the close of business on October 15, 1999. The distribution of the Rights is not in response to any proposal to acquire SkyMall.

         The Rights, which will initially trade with the Common Stock, become exercisable to purchase one one-hundredth of a share of new Preferred Stock, at $65 per Right, when someone acquires fifteen percent (15%) or more of SkyMall's Common Stock or announces a tender offer which could result in the person owning fifteen percent (15%) or more of the Common Stock. Each one one-hundredth of a share of the new Preferred Stock has terms designed to make it substantially the economic equivalent of one share of Common Stock. Prior to someone acquiring fifteen percent (15%), the Rights can be redeemed for $0.001 each by action of the Board. Under certain circumstances, if someone acquires fifteen percent (15%) or more of the Common Stock, the Rights permit SkyMall's shareholders other than the acquiror to purchase SkyMall Common Stock having a market value of twice the exercise price of the Rights, in lieu of the Preferred Stock. In addition, in the event of certain business combinations, the Rights permit purchase of the Common Stock of an acquiror at a fifty percent (50%) discount. Rights held by the acquiror will become null and void in both cases.

         The rights expire on October 15, 2009. The Rights distribution will not be taxable to shareholders and will be payable to shareholders of record on October 15, 1999.

                                     -more-

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About SkyMall, Inc.

Founded in 1989, SkyMall(R) is an integrated e-commerce specialty retailer that provides a vast selection of premium-quality products and services to consumers from a wide variety of merchants and host partners. SkyMall is best known for its in-flight catalog, which is available on more than 70% of all domestic airlines, reaching over 420 million domestic airline passengers annually. Through its skymall.com, inc. subsidiary, which operates the skymall.com(TM) and skymalltravel.com(TM) Web sites, SkyMall offers an expanded selection of products and services to online shoppers and enables other companies to conduct electronic commerce using skymall.com's merchant solution. Through another subsidiary, Durham & Company, SkyMall offers high-quality logo merchandise via its catalogs, workplace initiatives and the durham.skymall.com Web site. For further information and prior press releases, please visit SkyMall's Web site at www.skymall.com.

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, those factors detailed by SkyMall, Inc. in its filings with the Securities and Exchange Commission.

Note to Editors: SkyMall(R) is a Registered Trademark of SkyMall, Inc. and skymall.com(TM) and skymalltravel.com(TM) are Trademarks of SkyMall, Inc.


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